

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-4628

DIVISION OF
CORPORATION FINANCE
20549-4628

May 10, 2010

Mr. James Marshall
Chief Financial Officer
Green Planet Group Inc.
(Formerly EMTA Holdings, Inc.)
7430 E. Butherus, Suite C,
Scottsdale, AZ 85260

> **Re: Green Planet Group Inc. (Formerly EMTA Holdings, Inc.)**
> **Form 10-K for Fiscal Year Ended March 31, 2009**
> **Filed July 17, 2009**
> **File No. 333-136583**

Dear Mr. Marshall:

We have completed our review of your Form 10-K and related filings and have no further comments at this time.

Sincerely,

Karl Hiller
Branch Chief